Exhibit 99.1

Alterity Therapeutics Announces Granting of New U.S. Composition of Matter Patent

for ATH434

– Newly granted patent extends protection for ATH434 to at least 2045,

significantly enhancing its strategic value and long-term commercial potential –

–  Strengthens ATH434’s intellectual property portfolio as it advances toward Phase 3 development in Multiple System Atrophy –

– Enables future development of ATH434 for Parkinson’s disease and other major neurodegenerative disorders –

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 12 August 2026:  Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, today announced that the United States Patent and Trademark Office (USPTO) has granted a new composition of matter patent for ATH434, the Company’s lead clinical asset. ATH434 is an oral agent designed to treat the underlying pathology of neurodegenerative diseases such as Multiple System Atrophy (MSA), Parkinson’s disease and related disorders. The newly granted patent represents a significant intellectual property milestone for Alterity and strengthens ATH434’s long-term commercial potential as the Company prepares to initiate Phase 3 trial activities in MSA by year-end 2026.

The new patent provides composition-of-matter protection for a crystalline structure of the mesylate salt form of ATH434 as well as protection for methods for treating neurological conditions using it.  This form of ATH434 was used in the Company’s Phase 2 clinical trials in MSA and will be utilized in the planned Phase 3 study. The patent extends protection for ATH434 to at least 2045, and together with existing intellectual property (IP) and regulatory designations, provides multi-layered market protection. In addition to reinforcing Alterity’s position in MSA, the new patent enables future development opportunities for ATH434 in Parkinson’s disease and other neurodegenerative diseases where iron dysregulation and protein aggregation are implicated.

“With protection to at least 2045, this patent extends the commercial life and revenue potential for ATH434 in MSA, if approved, as we prepare to initiate Phase 3 trial activities by year-end 2026,” said David Stamler, M.D., Chief Executive Officer. “Importantly, Parkinson’s disease is now a viable target indication for ATH434, as our strengthened IP provides the protection needed to justify investment in this major neurodegenerative disorder. The granting of this new U.S. composition of matter patent reflects the deliberate execution of our IP strategy and is one of the most critical steps we have taken to protect the innovation behind ATH434.”

“Overall, this patent enhances the strategic value of ATH434, supporting potential partnerships and other opportunities to advance development. We remain dedicated to developing ATH434 as a disease modifying treatment for these debilitating conditions,” concluded Dr. Stamler.

New Composition of Matter Patent for ATH434

The USPTO granted the patent entitled "Crystalline Form, and Process for its Production" which covers the composition of matter of a crystalline form of ATH434 mesylate as well as methods for treating neurological conditions using it. The allowed claims protect the novel solid-state crystalline form of ATH434 mesylate and treatment methods, providing another layer of protection as a commercial asset for the treatment of MSA and additional neurodegenerative diseases.

The patent has an estimated expiration date of at least 2045 and is expected to be listed in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations publication (the “Orange Book”), upon regulatory approval of ATH434 for commercialization.

Composition of matter claims are widely recognized as one of the strongest forms of pharmaceutical patent protection.

About ATH434

Alterity’s lead candidate, ATH434, is an oral agent designed to reduce iron accumulation and inhibit abnormal protein aggregation associated with neurodegeneration. ATH434 has been shown to reduce α-synuclein pathology and preserve neuronal function by restoring normal iron balance in the brain in preclinical models. With properties shared by endogenous iron chaperones, it has the potential to treat Parkinson’s disease as well as various Parkinsonian disorders such as Multiple System Atrophy (MSA). Positive results from the randomized, double-blind, placebo-controlled Phase 2 clinical trial in patients with MSA demonstrated clinically meaningful efficacy, target engagement as indicated by key biomarkers, and a favorable safety profile. Positive data from a second Phase 2 open-label biomarker trial in patients with more advanced MSA reinforced these results. ATH434 has been granted Fast Track Designation by the U.S. Food and Drug Administration (FDA), and Orphan Drug Designation by the FDA and the European Commission for the treatment of MSA.

About Multiple System Atrophy

Multiple System Atrophy (MSA) is a rare, neurodegenerative disease characterized by failure of the autonomic nervous system and impaired movement. The symptoms reflect the progressive loss of function and death of different types of nerve cells in the brain and spinal cord. It is a rapidly progressive disease that causes profound disability. MSA is a Parkinsonian disorder characterized by a variable combination of slowed movement and/or rigidity, autonomic dysfunction affecting involuntary functions such as blood pressure maintenance and bladder control, and impaired balance and/or coordination that predispose patients to falls. A pathological hallmark of MSA is the accumulation of abnormal clumping of the protein α-synuclein within oligodendrocytes, the myelin-producing support cells of the central nervous system, along with progressive neuronal loss in multiple brain regions. MSA affects up to 50,000 individuals in the U.S., and while some of the symptoms of MSA can be treated with medications, currently there are no drugs that are able to slow disease progression and there is no cure.1

About Parkinson’s Disease

Parkinson's disease (PD) is the second most common neurodegenerative disorder and causes unintended or uncontrollable movements of the body along with neuropsychiatric and other nonmotor features. The precise cause of PD is unknown, but some cases are hereditary while others are thought to occur from a combination of genetics and environmental factors that trigger the disease. In PD, brain cells become damaged or die in the substantia nigra, the part of the brain that produces dopamine – a chemical needed to produce smooth, purposeful movement. The cardinal symptoms of PD are tremors, rigidity, slowing of movements, and later in disease, impaired balance. Other symptoms may include difficulty swallowing, chewing, or speaking; emotional changes; urinary problems or constipation; dementia or other cognitive problems; fatigue; and problems sleeping.2 Nearly one million people in the U.S. and more than 10 million people worldwide are living with PD. Approximately 60,000 Americans are diagnosed with PD each year.3

References

1 Multiple System Atrophy | National Institute of Neurological Disorders and Stroke (nih.gov)

2 National Institute of Health: Neurological Disorders and Stroke, Parkinson's Disease Information Page;

3 Parkinson’s Foundation

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company is focused on developing disease modifying therapies in Multiple System Atrophy (MSA) and related Parkinsonian disorders. Alterity is preparing to initiate a Phase 3 pivotal trial in MSA, a rare and rapidly progressive disease. ATH434, the Company’s lead asset, has demonstrated clinically meaningful efficacy in a randomized, double-blind, placebo-controlled Phase 2 clinical trial in participants with MSA. Alterity has further reported positive data in its open label Phase 2 clinical trial in participants with advanced MSA. In addition, Alterity has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s website at https://alteritytx.com.

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Contacts:

Investors

Elyse Shapiro

ir@alteritytx.com

Remy Bernarda

Investor Relations Advisory Solutions

ir@alteritytx.com

+1 (415) 203-6386

Media

Melissa Tempra

NWR Communications

melissa@nwrcommunications.com.au

Casey McDonald

Tiberend Strategic Advisors, Inc.

cmcdonald@tiberend.com

+1 (646) 577-8520

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company's intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.